Exhibit 99.1

RLX Technology Announces Unaudited Second Quarter 2022 Financial Results

BEIJING, September 21, 2022 /PRNEWSWIRE/ - RLX Technology Inc. ("RLX Technology" or the "Company") (NYSE: RLX), a leading branded e-vapor company in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Financial Highlights

•	Net revenues were RMB2,233.9 million (US$333.5 million), compared with RMB2,541.4 million in the same period of 2021.
•	Gross margin was 43.8%, compared with 45.1% in the same period of 2021.
•	U.S. GAAP net income was RMB441.6 million (US$65.9 million), compared with RMB824.3 million in the same period of 2021.
•	Non-GAAP net income[1] was RMB634.7million (US$94.8 million), compared with RMB651.8 million in the same period of 2021.

"Over the past several months, we have made meaningful strides in adapting our business and product development to the new regulatory framework. Specifically, we have obtained the License for Manufacturing Enterprise and received regulatory approvals for some of our new products, demonstrating our operational excellence and industry-leading R&D capabilities," said Ms. Ying (Kate) Wang, Co-founder, Chairperson of the Board of Directors, and CEO of RLX Technology. "Aligned with our efforts to comply with the new requirements, we remained dedicated to our core strategy, continuously investing in research and development. Since 2018, we have partnered with leading research institutions on scientific research and product development, laying a solid foundation for our sustainable future growth. Furthermore, amid the evolving e-vapor market and volatile macro conditions, we continued to streamline our business structure and optimize our operational processes, comprehensively enhancing our agility and efficiency. As always, we remain committed to fulfilling our users' demands for safe, high-quality products in strict compliance with regulatory requirements."

"We are pleased that we recorded net revenues of RMB2.2 billion in the second quarter. We believe this elevated level of revenue in the second quarter was primarily due to frontloading of sales in the downstream value chain in anticipation of the discontinuation of our older products as the industry transition period nears its end in the third quarter. Meanwhile, our ongoing efforts to optimize cost structure and maximize operational efficiency paid off in the second quarter. Non-GAAP expense ratio was down quarter over quarter, leading to improved profitability," said Mr. Chao Lu, Chief Financial Officer of RLX Technology. "In light of the regulatory changes, we are off to a slow start of the sales of our new products that are compliant with the National Standards in the new transaction system mandated by the regulators. Despite the macro headwinds, we will continue to steadily focus on cost optimization while reinforce our product competitiveness under the new regulatory regime to create sustainable, long-term growth for our shareholders."

Second Quarter 2022 Financial Results

Net revenues were RMB2,233.9 million (US$333.5 million) in the second quarter of 2022, compared with RMB2,541.4 million in the same period of 2021. The decrease was primarily due to the suspension of store expansions and new product launches during the transition period to comply with regulatory requirements.

Gross profit was RMB977.9 million (US$146.0 million) in the second quarter of 2022, compared with RMB1,146.5 million in the same period of 2021.

1 Non-GAAP net income is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Gross margin was 43.8% in the second quarter of 2022, compared with 45.1% in the same period of 2021. The decrease was primarily due to (i) an unfavorable product mix shift, (ii) an increase in inventory provision, and (iii) an impairment loss recognized for property, plant and equipment to comply with recent regulatory developments.

Operating expenses were RMB530.9 million (US$79.3 million) in the second quarter of 2022, representing an increase of 217.6% from RMB167.2 million in the same period of 2021. The increase in operating expenses was primarily due to the change in share-based compensation expenses, which was RMB193.2 million (US$28.8 million) in the second quarter of 2022 compared with a positive RMB172.5 million in the same period of 2021, consisting of (i) share-based compensation expenses of RMB17.9 million (US$2.7 million) recognized in selling expenses, (ii) share-based compensation expenses of RMB151.1 million (US$22.5 million) recognized in general and administrative expenses, and (iii) share-based compensation expenses of RMB24.2 million (US$3.6 million) recognized in research and development expenses. The increase in share-based compensation expenses was primarily due to the changes in the fair value of the share incentive awards that the Company granted to its employees as affected by the fluctuations of the Company's share price.

Selling expenses decreased by 2.7% to RMB122.6 million (US$18.3 million) in the second quarter of 2022 from RMB126.0 million in the same period of 2021. The decrease was mainly driven by (i) a decrease in salaries and welfare benefits and (ii) a decrease in branding material expenses, partially offset by an increase in share-based compensation expenses.

General and administrative expenses increased by 531.3% to RMB290.7 million (US$43.4 million) in the second quarter of 2022, from RMB46.1 million in the same period of 2021. The increase was mainly driven by (i) an increase in share-based compensation expenses and (ii) an increase in salaries and welfare benefits.

Research and development expenses were RMB117.6 million (US$17.6 million) in the second quarter of 2022, compared with a positive RMB4.9 million in the same period of 2021. The increase was mainly driven by (i) an increase in share-based compensation expenses, (ii) an increase in salaries and welfare benefits, and (iii) an increase in consulting expenses.

Income from operations was RMB446.9million (US$66.7 million) in the second quarter of 2022, compared with RMB979.3 million in the same period of 2021.

Income tax expense was RMB204.3 million (US$30.5 million) in the second quarter of 2022, compared with RMB204.2 million in the same period of 2021.

U.S. GAAP net income was RMB441.6 million (US$65.9 million) in the second quarter of 2022, compared with RMB824.3 million in the same period of 2021.

Non-GAAP net income was RMB634.7 million (US$94.8 million) in the second quarter of 2022, compared with RMB651.8 million in the same period of 2021.

U.S. GAAP basic and diluted net income per American depositary share ("ADS") were RMB0.348 (US$0.052) and RMB0.347 (US$0.052), respectively, in the second quarter of 2022, compared with U.S. GAAP basic and diluted net income per ADS of RMB0.595 and RMB0.591, respectively, in the same period of 2021.

Non-GAAP basic and diluted net income per ADS2 were RMB0.494 (US$0.074) and RMB0.492 (US$0.073), respectively, in the second quarter of 2022, compared with non-GAAP basic and diluted net income per ADS of RMB0.470 and RMB0.467, respectively, in the same period of 2021.

Balance Sheet and Cash Flow

As of June 30, 2022, the Company had cash and cash equivalents, restricted cash, short-term bank deposits, net, short-term investments, and long-term bank deposits, net of RMB16,831.1 million (US$2,512.8 million), compared with RMB14,880.8 million as of June 30, 2021. For the second quarter ended June 30, 2022, net cash generated from operating activities was RMB1,444.4 million (US$215.6 million).

Regulatory Developments and Updates on Regulatory Approvals

Since the first quarter of 2022, the relevant government authorities in China have issued a series of implementing rules and guiding opinions to strengthen oversight of e-cigarette products and regulate the e-cigarette industry. These rules and opinions set forth that, among others, all e-cigarette manufacturing enterprises must apply with the department of tobacco monopoly administration under the State Council of the People's Republic of China (the "State Tobacco Monopoly Administration") and obtain a License for Manufacturing Enterprise, while e-cigarette products must satisfy various standards and technical requirements prescribed therein, and pass the technical review conducted by professional institutions organized by the State Tobacco Monopoly Administration before being launched for sale. Discussion of the relevant regulatory developments and the corresponding risks, uncertainties and/or factors in a more comprehensive and detailed manner is and will be included in the Company's filings with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's annual report on Form 20-F filed on April 29, 2022.

On June 10, 2022, one of the subsidiaries of the Company obtained a License for Manufacturing Enterprise from the State Tobacco Monopoly Administration to manufacture e-liquid in compliance with China's Administrative Measures for E-Cigarettes.

On July 22, 2022, another subsidiary of the Company obtained a License for Manufacturing Enterprise from the State Tobacco Monopoly Administration to own the RELX brand and manufacture RELX branded e-vapor rechargeable devices, cartridge products, and products sold in combination with e-vapor rechargeable devices and cartridge products in compliance with China's Administrative Measures for E-Cigarettes. The approved manufacturing capacity is 15,050,000 units of e-vapor rechargeable devices per year, 328,700,000 units of cartridge products per year, and 6,100,000 units of disposable e-vapor products per year. The valid term for the License for Manufacturing Enterprise obtained is from July 18, 2022, to July 31, 2023.

Conference Call

The Company's management will host an earnings conference call at 8:00 A.M. U.S. Eastern Time on September 21, 2022 (8:00 P.M. Beijing/Hong Kong Time on September 21, 2022).

Dial-in details for the earnings conference call are as follows:

United States (toll-free):	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong, China (toll-free):	+800-963-976
Hong Kong, China:	+852-5808-1995
Mainland China:	400-120-6115
Participant Code:	3343721

2 Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Participants should dial in 10 minutes before the scheduled start time and ask to be connected to the call for "RLX Technology Inc." with the Participant Code as set forth above.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.relxtech.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until September 28, 2022, by dialing the following telephone numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	4561200

About RLX Technology Inc.

RLX Technology Inc. (NYSE: RLX) is a leading branded e-vapor company in China. The Company leverages its strong in-house technology, product development capabilities, and in-depth insights into adult smokers' needs to develop superior e-vapor products. RLX Technology Inc. sells its products through an integrated offline distribution and retail model tailored to China's e-vapor market.

For more information, please visit: http://ir.relxtech.com.

Non-GAAP Financial Measures

The Company uses non-GAAP net income and non-GAAP basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP net income represents net income excluding share-based compensation expenses. Non-GAAP basic and diluted net income per ADS is computed using Non-GAAP net income attributable to RLX Technology Inc. and the same number of ADSs used in U.S. GAAP basic and diluted net income per ADS calculation.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company believes that they help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net income. The Company also believes that the use of the non-GAAP measures facilitates investors' assessment of its operating performance, as they could provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. They should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per ADS or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review its historical non-GAAP financial measures to the most directly comparable U.S. GAAP measures. The non-GAAP financial measures here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned "Unaudited Reconciliation of GAAP and non-GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.6981 to US$1.00, the exchange rate on June 30, 2022, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" and similar statements. Among other things, quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's growth strategies; its future business development, results of operations and financial condition; trends and competition in China's e-vapor market; changes in its revenues and certain cost or expense items; PRC governmental policies, laws and regulations relating to the Company's industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of this press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

RLX Technology Inc.

Head of Investor Relations

Sam Tsang

Email: ir@relxtech.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

Email: RLX@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: RLX@tpg-ir.com

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of
	December 31,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	5,208,967	1,709,115	255,164
Restricted cash	500	500	75
Short-term bank deposits, net	4,022,119	5,314,994	793,508
Receivables from online payment platforms	10,006	2,653	396
Short-term investments	3,621,637	4,320,591	645,047
Accounts and notes receivable, net	14,024	17,144	2,560
Inventories, net	589,088	133,545	19,938
Amounts due from related parties	1,936	9,012	1,345
Prepayments and other current assets, net	482,659	216,798	32,367
Total current assets	13,950,936	11,724,352	1,750,400
Non-current assets:
Property, equipment and leasehold improvement, net	143,155	116,335	17,368
Intangible assets, net	8,366	8,178	1,221
Long-term investments, net	12,000	8,000	1,194
Deferred tax assets, net	20,856	20,856	3,114
Right-of-use assets, net	176,258	130,449	19,476
Long-term bank deposits, net	2,004,593	5,485,867	819,018
Other non-current assets	48,961	22,226	3,318
Total non-current assets	2,414,189	5,791,911	864,709
Total assets	16,365,125	17,516,263	2,615,109

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts and notes payable	1,288,845	1,385,027	206,779
Short-term loan	-	100,000	14,930
Contract liabilities	286,651	459,051	68,534
Salary and welfare benefits payable	170,393	141,937	21,191
Taxes payable	597,761	420,582	62,792
Accrued expenses and other current liabilities	313,396	252,513	37,699
Lease liabilities - current portion	80,582	56,944	8,502
Total current liabilities	2,737,628	2,816,054	420,427

Non-current liabilities:
Deferred tax liabilities	4,513	4,513	674
Lease liabilities - non-current portion	104,232	87,847	13,115
Total non-current liabilities	108,745	92,360	13,789
Total liabilities	2,846,373	2,908,414	434,216

Shareholders' Equity:
Total RLX Technology Inc. shareholders' equity	13,514,952	14,641,773	2,185,958
Noncontrolling interests	3,800	(33,924)	(5,065)
Total shareholders' equity	13,518,752	14,607,849	2,180,893

Total liabilities and shareholders' equity	16,365,125	17,516,263	2,615,109

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	2,541,402	1,714,450	2,233,893	333,511	4,939,898	3,948,343	589,472
Cost of revenues	(1,394,916)	(1,057,447)	(1,256,010)	(187,517)	(2,689,339)	(2,313,457)	(345,391)
Gross profit	1,146,486	657,003	977,883	145,994	2,250,559	1,634,886	244,081

Operating expenses:
Selling expenses	(126,005)	(75,947)	(122,634)	(18,309)	(417,540)	(198,581)	(29,647)
General and administrative expenses	(46,056)	66,395	(290,745)	(43,407)	(758,870)	(224,350)	(33,495)
Research and development expenses	4,911	(24,007)	(117,567)	(17,552)	(206,723)	(141,574)	(21,136)
Total operating expenses	(167,150)	(33,559)	(530,946)	(79,268)	(1,383,133)	(564,505)	(84,278)
Income from operations	979,336	623,444	446,937	66,726	867,426	1,070,381	159,803

Other income：
Interest income, net	16,069	27,151	42,724	6,379	25,483	69,875	10,432
Investment income	23,868	32,239	40,631	6,066	38,795	72,870	10,879
Others, net	9,185	116,857	115,586	17,257	6,018	232,443	34,703
Income before income tax	1,028,458	799,691	645,878	96,428	937,722	1,445,569	215,817
Income tax expense	(204,154)	(112,636)	(204,316)	(30,504)	(380,447)	(316,952)	(47,320)
Net income	824,304	687,055	441,562	65,924	557,275	1,128,617	168,497
Less: net income attributable to noncontrolling interests	-	(18,226)	(19,499)	(2,911)	-	(37,725)	(5,632)
Net income attributable to RLX Technology Inc.	824,304	705,281	461,061	68,835	557,275	1,166,342	174,129
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(184,772)	(45,824)	580,438	86,657	(9,249)	534,614	79,816
Total other comprehensive (loss)/income	(184,772)	(45,824)	580,438	86,657	(9,249)	534,614	79,816
Total comprehensive income	639,532	641,231	1,022,000	152,581	548,026	1,663,231	248,313
Less: total comprehensive income attributable to noncontrolling interests	-	(18,226)	(19,499)	(2,911)	-	(37,725)	(5,632)
Total comprehensive income attributable to RLX Technology Inc.	639,532	659,457	1,041,499	155,492	548,026	1,700,956	253,945

Net income per ordinary share/ADS
Basic	0.595	0.528	0.348	0.052	0.382	0.877	0.131
Diluted	0.591	0.521	0.347	0.052	0.381	0.867	0.129

Weighted average number of ordinary shares/ADSs
Basic	1,385,410,036	1,336,118,854	1,323,877,777	1,323,877,777	1,457,602,981	1,329,964,500	1,329,964,500
Diluted	1,394,565,595	1,354,294,220	1,330,060,097	1,330,060,097	1,462,159,428	1,345,014,312	1,345,014,312

RLX TECHNOLOGY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income	824,304	687,055	441,562	65,924	557,275	1,128,65217	168,497
Add: share-based compensation expenses
Selling expenses	(51,473)	(41,939)	17,896	2,672	69,230	(24,043)	(3,590)
General and administrative expenses	(41,404)	(230,087)	151,069	22,554	577,089	(79,018)	(11,797)
Research and development expenses	(79,666)	(53,211)	24,213	3,615	58,647	(28,998)	(4,329)
Non-GAAP net income	651,761	361,818	634,740	94,765	1,262,241	996,558	148,781

Net income attributable to RLX Technology Inc.	824,304	705,281	461,061	68,835	557,275	1,166,342	174,129
Add: share-based compensation expenses	(172,543)	(325,237)	193,178	28,841	704,966	(132,059)	(19,716)
Non-GAAP net income attributable to RLX Technology Inc.	651,761	380,044	654,239	97,676	1,262,241	1,034,283	154413

Non-GAAP net income per ordinary share/ADS
- Basic	0.470	0.284	0.494	0.074	0.866	0.778	0.116
- Diluted	0.467	0.281	0.492	0.073	0.863	0.769	0.115
Weighted average number of ordinary shares/ADSs
- Basic	1,385,410,036	1,336,118,854	1,323,877,777	1,323,877,777	1,457,602,981	1,329,964,500	1,329,964,500
- Diluted	1,394,565,595	1,354,294,220	1,330,060,097	1,330,060,097	1,462,159,428	1,345,014,312	1,345,014,312

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash generated from operating activities	649,441	308,169	1,444,388	215,640	1,477,006	1,752,557	261,649
Net cash used in investing activities	(3,620,360)	(950,764)	(4,145,885)	(618,964)	(6,434,607)	(5,096,649)	(760,910)
Net cash (used in)/generated from financing activities	(6,174)	(161,612)	(145,189)	(21,676)	10,031,248	(306,801)	(45,804)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(146,515)	(20,556)	171,597	25,620	(2,289)	151,041	22,551

Net (decrease)/increase in cash and cash equivalents and restricted cash	(3,123,608)	(824,763)	(2,675,089)	(399,380)	5,071,358	(3,499,852)	(522,514)

Cash, cash equivalents and restricted cash at the beginning of the period	9,649,767	5,209,467	4,384,704	654,619	1,454,801	5,209,467	777,753

Cash, cash equivalents and restricted cash at the end of the period	6,526,159	4,384,704	1,709,615	255,239	6,526,159	1,709,615	255,239